FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 12a-16 or 15d-16 of
the Securities Exchange Act of 1934

February 14, 2002

Commission File No. 0-26498

NUR MACROPRINTERS LTD.
(Exact Name of Registrant as specified in its Charter)

Not Applicable
(Translation of Registrant's Name into English)

12 Abba Hilel, Silver Street
Lod
71111 Israel
(Address and principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        X         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No        X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

        Attached hereto and incorporated by reference herein is a press release of the registrant dated February 14, 2002.

NUR MACROPRINTERS LTD. ANNOUNCES 2001 FOURTH QUARTER AND YEAR-END RESULTS

»          Revenues for 2001 of $120.4 million

»         Fourth Quarter Revenues of $28.6 million; Pro forma Net Income of $0.2 million; SG&A expenses down 20%

LOD, Israel; February 14, 2002 —  NUR Macroprinters Ltd. (NASDAQ: NURM), a world leading manufacturer of wide - format and superwide digital printing systems and consumables for the out -of-home advertising market, today announced its consolidated financial results for the fourth quarter and year ended December 31, 2001.

Revenues for the year ended December 31, 2001 were $120.4 million compared to $121.9 million for the year ended December 31, 2000. Net income for 2001, excluding restructuring and other one -time charges, was $244,000, or $0.02 per share fully diluted, and a loss of $(7.2) million, or $(0.49) per share including such charges, compared to a net income of $8.5 million, including one-time Salsa acquisition charges, or $0.57 per share fully diluted, in 2000.

Gross profit for the year was $48.5 million excluding one-time inventory write-offs of $4.0 million, and $44.5 million including such charges, compared to $57.8 million for the prior year. Operating income for the year was $3.3 million excluding one-time inventory write-offs of $4.0 million and $3.4 million of restructuring and other one-time expenses, and a loss of $(4.1) million including such charges, as compared to $16.5 million in the prior year.

Revenues for the fourth quarter of 2001 were $28.6 million, as compared to $39.7 million for the fourth quarter last year. Net income for the fourth quarter was $164,000, or $0.01 per share excluding one -time charges, and a net loss of $(764,000), or $(0.05) per share, including such charges, as compared to a net income of $4.1 million, or $0.26 per share fully diluted, in the comparable quarter last year.

Gross profit for the fourth quarter was $11.5 million, compared to $18.8 million in the comparable period last year. Operating expenses for the fourth quarter were $11.0 million excluding restructuring and other one -time charges of approximately $0.9 million, and $11.9 million including such charges, compared to $13.4 million in the comparable period last year. Operating income for the fourth quarter was approximately $534,000 excluding one -time charges, and a loss of $(394,000) including such charges, compared to $5.4 million in the comparable period last year.

Commenting on the results, Erez Shachar, CEO of NUR Macroprinters, said, “Recognizing the implications of the economic slowdown on our industry, we implemented an additional restructuring plan for further reduction of expenses to ensure profitability even at lower revenue levels. We managed to reduce our operating expense levels by $2.4 million per quarter, or a total of 20% of our SG&A costs. We believe that this new cost structure gives us a solid base for profit generation on which to build our future growth. ”

Mr. Shachar continued, “During the fourth quarter we introduced new products – the enhanced NUR Fresco™ HiQ series and the new textile NUR Fabrigraph™ dye sublimation printers, which were enthusiastically received by our customer base. The NUR Fresco™ HiQ is a new product based on the Nur Fresco product line, and was designed to enhance the quality and reliability of the Fresco line. With the introduction of the Fresco HiQ we believe the product will take a leadership position as the premier wide format production printer, truly capable of replacing the conventional wide format printing processes. Our recently commercially released NUR Fabrigraph™ 1500 and 3200 dye sublimation printers round-out the Company’s equipment line with production oriented products optimized for the short run, on demand, digital printing of signage textiles such as flags, banners and tradeshow exhibits.”

Mr. Shachar concluded, “2001 was a year of business stabilization. We maintained a revenue level of over $120 million, while reducing operating expenses and creating a more efficient organization. We invested in the building of infrastructure to support future growth. During 2001, we invested in our IT infrastructure worldwide, in revamping our product lines across the board and building the strongest customer support organization in the industry. We believe that these investments in our ability to better serve our customers will be the base for our future growth, as the wide format digital printing revolution unfolds.”

THE COMPANY WILL HOST A CONFERENCE CALL TO DISCUSS THESE RESULTS ON THURSDAY FEBRUARY 14TH, AT 10:00AM, EDT/5:00 PM, ISRAEL TIME. TO PARTICIPATE, PLEASE CALL; 1-800-547-8913 (U.S. TOLL FREE), 1-800-270-077 (ISRAEL TOLL FREE), 1-785-832-2041 (INTERNATIONAL), ID CODE: NUR. THE CONFERENCE CALL WILL ALSO BE WEBCAST LIVE AT: WWW.NUR.COM/INVESTORS, AND WILL BE AVAILABLE FOR REPLAY AT THAT SITE STARTING 2PM EDT ON THE DAY OF THE CALL, OR BY CALLING 1-800-753-6120 (U.S.) / 1-402-220-0684 (INTERNATIONAL). THE CALL WILL ALSO BE AVAILABLE FOR REPLAY IN ISRAEL FOR 48 HOURS STARTING 08:00, SUNDAY, FEBRUARY 17, BY CALLING 1-800-250-022.

ABOUT NUR MACROPRINTERS LTD.

NUR Macroprinters (NASDAQ: NURM) is a global market leader in wide and super wide digital printing solutions for the out-of-home advertising market. From its photorealistic printers to its high throughput production presses, NUR’s comprehensive line of digital printers and consumables address the complete range of wide and super wide format digital printing requirements. NUR’s fully digital printing solutions help customers worldwide deliver the high quality and fast turnaround they need to meet their customers’  wide ranging printing requirements. NUR Macroprinters Ltd. can be found on the Internet at www.nur.com.

SAFE HARBOR:

CERTAIN STATEMENTS MADE HEREIN THAT USE THE WORDS “ESTIMATE,”   “PROJECT,”   “INTEND,”   “EXPECT,”   “BELIEVE” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES WHICH COULD CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF NUR MACROPRINTERS LTD. TO BE MATERIALLY DIFFERENT FROM THOSE WHICH MAY BE EXPRESSED OR IMPLIED BY SUCH STATEMENTS, INCLUDING, AMONG OTHERS, CHANGES IN GENERAL ECONOMIC AND BUSINESS CONDITIONS AND SPECIFICALLY, DECLINE IN DEMAND FOR NUR MACROPRINTERS LTD’S PRODUCTS, INABILITY TO TIMELY DEVELOP AND INTRODUCE NEW TECHNOLOGIES, PRODUCTS AND APPLICATIONS AND LOSS OF MARKET SHARE AND PRESSURE ON PRICES RESULTING FROM COMPETITION. FOR ADDITIONAL INFORMATION REGARDING THESE AND OTHER RISKS AND UNCERTAINTIES ASSOCIATED WITH THE COMPANY’S  BUSINESS, REFERENCE IS MADE TO NUR MACROPRINTERS LTD.’S  REPORTS FILED FROM TIME TO TIME WITH THE SECURITIES AND EXCHANGE COMMISSION.
This press release is available at http://www.nur.com/ and http:// www.portfoliopr.com/

•	NUR MACROPRINTERS LTD
•	Consolidated Statements Of Operations
•	U.S. $ in thousands, except per share data
                                                           Twelve months ended
                                                 12/31/01        12/31/01       12/31/00
                                                As reported    Pro forma(1)   As reported

Revenues
  Sales of printers and related products         $120,377        $120,377       $121,924

                                                  120,377         120,377        121,924
Cost of revenues
  Cost of sales of printers and related
    products                                       71,928          71,928         64,107
  One time inventory write-offs                     3,989               0              0
                                                   75,917          71,928         64,107

Gross profit                                       44,460          48,449         57,817
                                                    36.93%          40.25%         47.42%
Research & Development expenses                    10,883          10,883         10,777
Less-Grants                                          (649)           (649)          (451)
Research & Development expenses, net               10,234          10,234         10,326

Selling expenses, net                              18,666          18,666         17,385
General and administrative expenses                13,321          13,321         12,165
Amortization of goodwill and other
  intangible assets                                 2,904           2,904          1,452

Restructuring and other one time expenses           3,471               0              0
                                                   38,362          34,891         31,002

Operating income (loss)                            (4,136)          3,324         16,489

Financial expenses net                             (3,331)         (3,331)        (1,423)
Other income net                                      (90)            (90)            25

Income (loss) before taxes on
  income and equity losses                         (7,557)            (97)        15,091

Taxes on income                                       191             191         (1,244)
Equity in profits (losses) of
  affiliates, net of taxes                            150             150           (454)

Net income (loss) before one time Salsa
  acquisition related items                        (7,216)            244         13,393

One time acquisition related items
Business integration Costs                              0               0            600
In-process R&D                                          0               0          4,300
                                                        0               0          4,900

Net income (loss) for the period                  $(7,216)          $ 244        $ 8,493
                                                    -5.99%           0.20%          6.97%

Earning (loss) per share                           $(0.49)         $ 0.02         $ 0.65
Diluted earnings (loss) per share                  $(0.49)         $ 0.02         $ 0.57
Weighted average number of shares
  outstanding during the period                14,655,048      14,655,048     13,150,110
Weighted average number of shares
  outstanding during the period used for
  diluted earnings (loss) per share                 -          15,138,991     14,793,327
•	NUR MACROPRINTERS LTD
•	Consolidated Statements Of Operations
•	U.S. $ in thousands, except per share data
                                                            Three months ended
                                                 12/31/01        12/31/01       12/31/00
                                                As reported   Pro forma(2)    As reported

Revenues
  Sales of printers and related products          $28,552         $28,552        $39,695

                                                   28,552          28,552         39,695
Cost of revenues
  Cost of sales of printers and
    related products                               17,015          17,015         20,883
  One time inventory write-offs
                                                   17,015          17,015         20,883

Gross profit                                       11,537          11,537         18,812
                                                    40.41%          40.41%         47.39%
Research & Development expenses                     2,070           2,070          2,644
Less-Grants                                           (45)            (45)          (236)
Research & Development expenses, net                2,025           2,025          2,408

Selling expenses, net                               4,800           4,800          6,199
General and administrative expenses                 3,452           3,452          4,101
Amortization of goodwill and
  other intangible assets                             726             726            726

Restructuring and other one
  time expenses                                       928               0              0
                                                    9,906           8,978         11,026

Operating income (loss)                              (394)            534          5,378

Financial expenses net                               (661)           (661)          (526)
Other income net                                      (36)            (36)            17

Income (loss) before taxes on income
  and equity losses                                (1,091)           (163)         4,869

Taxes on income                                       191             191           (467)
Equity in profits (losses) of affiliates,
  net of taxes                                        136             136           (336)

Net income (loss) before one time Salsa
  acquisition related items                          (764)            164          4,066

One time acquisition related items
Business integration Costs                              0               0              0
In-process R&D                                          0               0              0
                                                        0               0              0

Net income (loss) for the period                    $(764)          $ 164        $ 4,066
                                                    -2.68%           0.57%         10.24%

Earning (loss) per share                           $(0.05)         $ 0.01         $ 0.28
Diluted earnings (loss) per share                  $(0.05)         $ 0.01         $ 0.26
Weighted average number of shares
  outstanding during the period                14,739,476      14,739,476     14,508,529
Weighted average number of shares
  outstanding during the period used for
  diluted earnings (loss) per share                 -          14,984,768      5,780,136

(1) Excluding one time inventory write-offs of $4 million and $3.5 million of restructuring and other one time expenses
(2) Excluding restructuring and other one time expenses of $ 0.9 million

NUR MACROPRINTERS LTD.
Condensed Balance Sheets, US$ in thousands

                                                 31.12.01        31.12.00

Current Assets:
   Cash and cash equivalent                        12,486          19,219
   Accounts receivable - trade                     36,262          43,126
   Other receivables and prepaid
    expenses                                        6,783           6,469
   Inventories                                     24,998          23,547

Total Current Assets                               80,529          92,361

Investments and other non-current
  assets
Long-term accounts receivables -
  trade                                             2,674           2,387
Investments and other non-current
  assets                                            1,137           1,443
Severance pay funds                                   751             696
                                                    4,562           4,526

Property and Equipment, net                        12,578           7,046

Other assets, net                                  13,739          15,994

Total assets                                      111,408         119,927

Liabilities and Shareholders' Equity
 Current Liabilities:
  Short - term bank credit                          5,061             667
  Current maturities of long
    - term loans                                    2,057             864
  Trade payables                                   19,667          20,222
  Accrued expenses and other
    liabilities                                    10,465          13,423
  Advances from customers                             433           1,999
  Total Current Liabilities                        37,683          37,175
 Long -Term Liabilities:
  Long - Term loans                                31,720          33,847
  Accrued severance pay                             1,008             980
                                                   32,728          34,827

 Shareholders' Equity:
  Share capital                                     3,674           3,618
  Capital surplus                                  39,493          39,057
  Cumulative translation adjustment                  (782)           (578)
  Accumulated Earnings (Deficit)                   (1,388)          5,828
  Total Shareholders' Equity                       40,997          47,925
  Total Liabilities and Shareholders'
    Equity                                        111,408         119,927

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NUR MACROPRINTERS LTD

Date: February 20, 2002	By: /s/ EREZ SHACHAR Erez Shachar Chief Executive Officer